File No:  333-
                                                          CIK #1025221

                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:            Van Kampen American Capital Equity
                                   Opportunity Trust, Series 75

B. Name of Depositor:              Van Kampen American Capital
                                   Distributors, Inc.

C. Complete address of Depositor's principal executive offices:

                                   One Parkview Plaza
                                   Oakbrook Terrace Illinois  60181

D. Name and complete address of agents for service:

   Chapman And Cutler              Van Kampen American Capital
                                   Distributors, Inc.
   Attention:  Mark J. Kneedy      Attention:  Don G. Powell, Chairman
   111 West Monroe Street          One Parkview Plaza
   Chicago, Illinois  60603        Oakbrook Terrace, Illinois  60181

E. Title and amount of securities being registered: An indefinite number of Units of undivided fractional beneficial interests pursuant to Rule 24f-2 under the Investment Company Act of 1940

F. Proposed maximum offering price to the public of the securities being
   registered:                     Indefinite

G. Amount of registration fee:     Not Applicable

H. Approximate date of proposed sale to the public:

   As Soon As Practicable After The Effective Date Of The Registration
                                Statement
__________________________
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.



          Van Kampen American Capital Equity Opportunity Trust
                                Series 75
                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933
               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

Form N-8B-2                                     Form S-6
Item Number                              Heading in Prospectus

                I.  Organization and General Information

 1. (a)  Name of trust                 )   Prospectus Front Cover Page

    (b)  Title of securities issued    )   Prospectus Front Cover Page

 2. Name and address of Depositor      )   Summary of Essential Financial
                                       )   Information
                                       )   Trust Administration

 3. Name and address of Trustee        )   Summary of Essential Financial
                                       )   Information
                                       )   Trust Administration

 4. Name and address of principal      )   Trust Administration
      underwriter

 5. Organization of trust              )   The Trust

 6. Execution and termination of       )   The Trust
      Trust Indenture and Agreement    )   Trust Administration

 7. Changes of Name                    )   *

 8. Fiscal year                        )   *

 9. Material Litigation                )   *

                II.  General Description of the Trust and
                         Securities of the Trust

10. General information regarding      )   The Trust
      Trust's securities and           )   Federal Taxation
      rights of security holders       )   Public Offering
                                       )   Rights of Unitholders
                                       )   Trust Administration
                                       )   Risk Factors

11. Type of securities comprising      )   Prospectus Front Cover Page
      units                            )   The Trust
                                       )   Trust Portfolio
                                       )   Risk Factors

12. Certain information regarding      )   *
      periodic payment certificates    )

13. (a)  Loan, fees, charges and       )   Prospectus Front Cover Page
           expenses                    )   Summary of Essential Financial
                                       )   Information
                                       )   Trust Portfolio
                                       )
                                       )   Trust Operating Expenses
                                       )   Public Offering
                                       )   Rights of Unitholders

    (b)  Certain information regarding )
           periodic payment plan       )   *
           certificates                )

    (c)  Certain percentages           )   Prospectus Front Cover Page
                                       )   Summary of Essential Financial
                                       )   Information
                                       )
                                       )   Public Offering
                                       )   Rights of Unitholders

    (d)  Certain other fees, expenses  )   Trust Operating Expenses
           or charges payable by       )   Rights of Unitholders
           holders

    (e)  Certain profits to be received)   Public Offering
           by depositor, principal     )   Trust Portfolio
           underwriter, trustee or any )
           affiliated persons          )

    (f)  Ratio of annual charges       )   *
           to income                   )

14. Issuance of Trust's securities     )   Rights of Unitholders

15. Receipt and handling of payments   )   *
      from purchasers                  )

16. Acquisition and disposition of     )   The Trust
      underlying securities            )   Rights of Unitholders
                                       )   Trust Administration

17. Withdrawal or redemption           )   Rights of Unitholders
                                       )   Trust Administration

18. (a)  Receipt and disposition       )   Prospectus Front Cover Page
           of income                   )   Rights of Unitholders

    (b)  Reinvestment of distributions )   *

    (c)  Reserves or special funds     )   Trust Operating Expenses
                                       )   Rights of Unitholders
    (d)  Schedule of distributions     )   *

19. Records, accounts and reports      )   Rights of Unitholders
                                       )   Trust Administration

20. Certain miscellaneous provisions   )   Trust Administration
      of Trust Agreement               )

21. Loans to security holders          )   *

22. Limitations on liability           )   Trust Portfolio
                                       )   Trust Administration

23. Bonding arrangements               )   *

24. Other material provisions of       )   *
    Trust Indenture Agreement          )

              III.  Organization, Personnel and Affiliated
                          Persons of Depositor

25. Organization of Depositor          )   Trust Administration

26. Fees received by Depositor         )   *

27. Business of Depositor              )   Trust Administration

28. Certain information as to          )   *
      officials and affiliated         )
      persons of Depositor             )

29. Companies owning securities        )   *
      of Depositor                     )

30. Controlling persons of Depositor   )   *

31. Compensation of Officers of        )   *
      Depositor                        )

32. Compensation of Directors          )   *

33. Compensation to Employees          )   *

34. Compensation to other persons      )   *

             IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities )   Public Offering
      by states                        )

36. Suspension of sales of trust's     )   *
      securities                       )

37. Revocation of authority to         )   *
      distribute                       )

38. (a)  Method of distribution        )
                                       )

    (b)  Underwriting agreements       )   Public Offering
                                       )

    (c)  Selling agreements            )

39. (a)  Organization of principal     )   *
           underwriter                 )

    (b)  N.A.S.D. membership by        )   *
           principal underwriter       )

40. Certain fees received by           )   *
      principal underwriter            )

41. (a)  Business of principal         )   Trust Administration
           underwriter                 )

    (b)  Branch offices or principal   )   *
           underwriter                 )

    (c)  Salesmen or principal         )   *
           underwriter                 )

42. Ownership of securities of         )   *
      the trust                        )

43. Certain brokerage commissions      )   *
      received by principal underwriter)

44. (a)  Method of valuation           )   Prospectus Front Cover Page
                                       )   Summary of Essential Financial
                                       )   Information
                                       )   Trust Operating Expenses
                                       )   Public Offering
    (b)  Schedule as to offering       )   *
           price                       )

    (c)  Variation in offering price   )   *
           to certain persons          )

46. (a)  Redemption valuation          )   Rights of Unitholders
                                       )   Trust Administration
    (b)  Schedule as to redemption     )   *
           price                       )

47. Purchase and sale of interests     )   Public Offering
      in underlying securities         )   Trust Administration

           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of     )   Trust Administration
      trustee                          )

49. Fees and expenses of trustee       )   Summary of Essential Financial
                                       )   Information
                                       )   Trust Operating Expenses

50. Trustee's lien                     )   Trust Operating Expenses

     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's    )
      securities                       )   *

52. (a)  Provisions of trust agreement )
           with respect to replacement )   Trust Administration
           or elimination portfolio    )
           securities                  )

    (b)  Transactions involving        )
           elimination of underlying   )   *
           securities                  )

    (c)  Policy regarding substitution )
           or elimination of underlying)   Trust Administration
           securities                  )

    (d)  Fundamental policy not        )   *
           otherwise covered           )

53. Tax Status of trust                )   Federal Taxation

               VII.  Financial and Statistical Information

54. Trust's securities during          )   *
      last ten years                   )

55.                                    )
56. Certain information regarding      )   *
57.   periodic payment certificates    )
58.                                    )

59. Financial statements (Instructions )   Report of Independent Certified
      1(c) to Form S-6)                )   Public Accountants
                                       )   Statement of Condition

______________________________________________
* Inapplicable, omitted, answer negative or not required

Preliminary Prospectus Dated September 17, 1997
Subject To Completion

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

October 21, 1997
VAN KAMPEN AMERICAN CAPITAL
Global Strategic Trust-EAFE Portfolio, October 1997 Series

The Fund. Van Kampen American Capital Equity Opportunity Trust, Series 75 (the "Fund" ) is comprised of one unit investment trust designated as Global Strategic Trust-EAFE Portfolio, October 1997 Series (the "Trust" ). The
Trust offers investors the opportunity to purchase Units representing proportionate interests in a fixed, diversified portfolio of actively traded equity securities issued by foreign companies. The Trust consists of twenty common stocks selected from a pre-screened subset of the Morgan Stanley Capital International Europe, Australasia, Far East Index (the "Strategy Subset" ) with the highest dividend yields as of the close of business three business days prior to the Initial Date of Deposit. The Morgan Stanley Capital International Europe, Australasia, Far East Index (the "EAFE
Index" ) is the property of Morgan Stanley & Co. Morgan Stanley has granted a license for use by the Trust of the EAFE Index and related trademarks and tradenames. The common stocks included in the Trust are referred to herein as the "Equity Securities" or "Securities" . Unless terminated earlier, the Trust will terminate on the Mandatory Termination Date and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Upon liquidation, Unitholders may choose to reinvest their proceeds into the next Series of the Trust, if available, at a reduced sales charge or to receive a cash distribution. Unless otherwise indicated, all amounts herein are stated in U.S. dollars computed on the basis of the exchange rate for the relevant currency on the Initial Date of Deposit.

An investment in Units will be automatically redeemed on the first Special Redemption Date (approximately thirteen months from the Initial Date of Deposit) unless the Unitholder elects in writing to hold Units through Trust termination.

Attention Foreign Investors. If you are not a United States citizen or resident, distributions from a Trust may be subject to U.S. federal withholding taxes. See "Federal Taxation." Such investors should consult their tax advisers regarding the imposition of U.S. withholding on distributions.

Objective of the Trust. The objective of the Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of twenty actively traded equity securities of foreign companies having the highest dividend yield in the Strategy Subset as of the close of business three business days prior to the Initial Date of Deposit. There is, of course, no guarantee that the objective of the Trust will be achieved.

Units of the Trust are not insured by the FDIC, are not deposits or other obligations of, or guaranteed by, any depository institution or any government agency and are subject to investment risk, including possible loss of the principal amount invested.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Public Offering Price. The Public Offering Price of the Units during the initial offering period and for secondary market transactions after the initial offering period includes the aggregate underlying value of the Securities in the Trust's portfolio, the initial sales charge, and cash, if any, in the Income and Capital Accounts held or owned by the Trust. The initial sales charge is computed as described under "Public Offering--General" . Unitholders will also be subject to a deferred sales charge as described under "Public Offering--General" . The Public
Offering Price is based on the aggregate value of the Securities computed on the basis of the offering side value of the exchange rate for the relevant currency expressed in U.S. dollars during the initial offering period and on the bid side value for secondary market transactions. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 5,000 Units of the Trust. If Units were available for purchase at the close of business on the day before the Initial Date of Deposit, the Public Offering Price per Unit would have been that amount set forth under "Summary of Essential Financial Information" . Except as provided in "Public Offering--Unit Distribution" , the minimum purchase is 100 Units. See "Public Offering" .

Additional Deposits. The Sponsor may, from time to time after the Initial Date of Deposit, deposit additional Securities in the Trust as provided under "
The Trust" .

Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by the Trust will be reinvested into additional Units, if then available, on the Distribution Date to Unitholders of record on the record date as set forth in the "Summary of Essential Financial Information" . Unitholders may also elect to receive cash distributions as provided under "Rights of Unitholders--Reinvestment Option." The estimated initial distribution for the Trust will be that amount set forth under "Summary of Essential Information--Estimated Initial Distribution" and will be made on April 25, 1998 to Unitholders of record on April 10, 1998. Gross dividends received by the Trust will be distributed to Unitholders. Expenses of the Trust will be paid with proceeds from the sale of Securities. For the consequences of such sales, see "Federal Taxation" . Additionally, upon surrender of Units for redemption or termination of the Trust, the Trustee will distribute to each Unitholder his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders--Distributions of Income and Capital" .

Secondary Market For Units. Although not obligated to do so, the Sponsor currently intends to maintain a market for Units through September XX, 1998 and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities (generally determined by the closing sale or bid prices of the Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unitholder may redeem Units at prices based upon the aggregate underlying value of the Equity Securities plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. See "Rights of Unitholders--Redemption of Units" . Units sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption. See "Rights of Unitholders--Redemption of Units" .

Termination. An investment in Units will terminate approximately thirteen months from the Initial Date of Deposit unless a Unitholder elects in writing to remain invested in the Trust through the Mandatory Termination Date. Approximately thirteen months after the Initial Date of Deposit, Unitholders will be given the option to (i) have their Units redeemed and reinvest the proceeds into a subsequent Series of the Trust or (ii) continue to hold the Units through the termination of the Trust approximately two years following the Initial Date of Deposit. If a Unitholder makes no election at the first Special Redemption Date, the Unitholder's Units will be redeemed on such date and the Unitholder will receive cash representing their pro rata portion of the Trust's assets. At least 30 days prior to the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders. Unitholders may elect to become Rollover Unitholders as described in " Special Redemption and Rollover in New Trust" below. Rollover Unitholders will not receive the final liquidation distribution but will receive units of a new Series of the Trust, if one is being offered. Unitholders not electing the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. See "Trust Administration--Amendment or Termination" .

Reinvestment Option. Unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of any other Van Kampen American Capital trust in the initial offering period accepting rollover investments subject to a reduced sales charge to the extent stated in the related prospectus (which may be deferred in certain cases).

Unitholders will initially have distributions reinvested into additional Units of the Trust subject only to the remaining deferred sales charge payments as set forth herein, if Units are available at the time of reinvestment, or upon request, either reinvested into an open-end management investment company as described herein or distributed in cash. See "Rights of Unitholders--Reinvestment Option" .

Special Redemption and Rollover in New Trust. The Sponsor currently anticipates that a new series of the Fund will be created each month. Unitholders will have the option of specifying by either Rollover Notification Date stated in the "Summary of Essential Financial Information" to have all of their Units redeemed and the distributed Securities sold by the Trustee, in its capacity as Distribution Agent, on the related Special Redemption Date. (Unitholders so electing are referred to herein as "
Rollover Unitholders" .) The Distribution Agent will appoint the Sponsor as its agent to determine the manner, timing and execution of sales of underlying Securities. The proceeds of the redemption will then be invested in units of a new Series of the Trust (the "New Trust" ), if one is offered, at a reduced sales charge. The Sponsor may, however, stop offering units of the New Trust at any time in its sole discretion without regard to whether all the proceeds to be invested have been invested. Cash which has not been invested on behalf of the Rollover Unitholders in the New Trust will be distributed shortly after the related Special Redemption Date. However, the Sponsor anticipates that sufficient Units will be available, although moneys in this Trust may not be fully invested on the next business day. The New Trust is expected to contain a portfolio of foreign common stocks selected in accordance with the investment strategies of the current Trust. Rollover Unitholders will receive the amount of dividends in the Income Account of the Trust which will be included in the reinvestment in units of the New Trust.

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including the possible deterioration of the financial condition of the issuers, the general condition of foreign stock markets and stock price volatility. For certain risk considerations related to the Trust, see "Risk Factors" .

VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 75
Summary of Essential Financial Information

At the close of business on the day before the Initial Date of Deposit:
             October 20, 1997

Sponsor:     Van Kampen American Capital Distributors, Inc.
Supervisor:  Van Kampen American Capital Investment Advisory Corp.
             (An affiliate of the Sponsor)

Evaluator:   American Portfolio Evaluation Services
             (A division of an affiliate of the Sponsor)
Trustee:     The Bank of New York

GENERAL INFORMATION
Number of Units <F1>...........................................................
Fractional Undivided Interest in the Trust per Unit <F1>.......................
Public Offering Price:
 Aggregate Value of Securities in Portfolio <F2>...............................$
 Aggregate Value of Securities per Unit........................................$
 Sales Charge <F3>.............................................................$
 Less Deferred Sales Charge per Unit...........................................$
 Public Offering Price per Unit <F3><F4>.......................................$
Redemption Price per Unit <F5>.................................................$
Initial Secondary Market Repurchase Price per Unit <F5>........................$
Excess of Public Offering Price per Unit over Redemption Price per Unit <F5>...$
Estimated Initial Distribution per Unit........................................$
Estimated Annual Dividends per Unit<F6>........................................$
Estimated Annual Organizational Expenses per Unit <F7>.........................$

Supervisor's Annual Supervisory Fee ............Maximum of $.0025 per Unit
Evaluator's Annual Evaluation Fee...............Maximum of $.0025 per Unit
Rollover Notification Dates ....................XX, 1998 and XX, 1999
Special Redemption Dates........................XX, 1998 and XX, 1999
Mandatory Termination Date .....................XX, 1999
                                                The Trust may be terminated if the net asset value of the Trust is less than
                                                $500,000 unless the net asset value of the Trust's deposits have exceeded
                                                $15,000,000, then the Trust Agreement may be terminated if the net asset value of
Minimum Termination Value.......................the Trust is less than $3,000,000.
Trustee's Annual Fee ...........................$.008 per Unit
Income and Capital Account Record Dates.........April 10 and December 10
Income and Capital Account Distribution Dates...April 25 and December 25
Evaluation Time.................................4:00 P.M. New York time

----------

<F1>As of the close of business on any day on which the Sponsor is the sole
Unitholder of the Trust, the number of Units may be adjusted so that the Public Offering Price per Unit will equal approximately $10. Therefore, to the extent of any such adjustment the fractional undivided interest per Unit will increase or decrease from the amount indicated above.

<F2>Each Security listed on a national or foreign securities exchange is valued at the closing sale price or if the Security is not so listed, at the asked price thereof. The aggregate value of Securities in the Trust is based on the U.S. dollar value of the Securities based on the offering side value of the related currency exchange rate at the Evaluation Time on the date of this "Summary of Essential Financial Information" .

<F3>The Sales Charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is applicable to all Units and represents an amount equal to the difference between the first year sales charge (2.90% of the Public Offering Price) and the amount of the deferred sales charge imposed prior to the first Special Redemption Date ($0.19 per Unit). Unitholders will also be subject to a deferred sales charge during the first year of the Trusts equal to $0.190 per Unit. Unitholders who elect to hold Units after the first Special Redemption Date will be charged an additional $0.16 per Unit deferred sales charge after such date. This additional deferred sales charge will not be imposed on Unitholders who do not elect to hold Units after such date. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in the Trust. Units purchased subsequent to the initial deferred sales charge payment will be subject only to that portion of the deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. See the "Fee Table" below and "Public Offering--General" .

<F4>On the Initial Date of Deposit there will be no cash in the Income or Capital
Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts. The
Public Offering Price per Unit is based on the U.S. dollar value of the Securities based on the offering side value of the related currency exchange rate.

<F5>The Redemption Price per Unit and the Initial Secondary Market Repurchase
Price per Unit are reduced by the unpaid portion of the deferred sales charge imposed prior to the first Special Redemption Date. The Redemption Price per Unit is based on the U.S. dollar value of the Securities based on the bid side value of the related currency exchange rate.

<F6>Estimated annual dividends are based on annualizing the most recently declared dividends or adding together the most recent interim and final dividends declared, taking into consideration any applicable foreign withholding tax (converted into U.S. dollars at the offer side of the exchange rate for the relevant currency at the Evaluation Time). Estimated Annual Dividends per Unit are based on the number of Units, the fractional undivided interest in the Securities per Unit and the aggregate value of the Securities per Unit as of the Initial Date of Deposit. Investors should note that the actual annual dividends received per Unit will vary from the estimated amount due to changes in the factors described in the preceding sentence and actual dividends declared and paid by the issuers of the Securities.

<F7>The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over one year and paid from funds in the Capital Account, if sufficient, or from the sale of Securities. See "Trust Operating Expenses" and "Statement of
Condition" . Historically, the sponsors of unit investment trusts have paid all of the costs of establishing such trusts. Estimated Annual Organizational Expenses per Unit have been estimated based on a projected trust size of $XX. To the extent the Trust is larger or smaller, the actual organizational expenses paid by the Trust (and therefore by Unitholders) will vary from the estimated amount set forth above.

FEE TABLE

This Fee Table is intended to assist investors in understanding the costs and expenses that an investor will bear directly or indirectly. See "Public Offering--General" and "Trust Operating Expenses" . Although the Trust has a fixed term, and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees. The fee table below assume that the principal amount of and distributions on an investment are redeemed at the first Special Redemption Date. The example below assumes that the principal amount of and distributions on an investment are rolled over each year into a new Series of the Trust subject only to the anticipated reduced sales charge applicable to Rollover Unitholders. See "Right of Unitholders-- Special Redemption and Rollover in New Trust." Investors should note that while this example is based on the public offering price and the estimated fees for the current Trust, the actual public offering price and fees for any new Series of the Trust created in the future periods indicated could vary from those of the current Trust.

                                                                                                                     Amount Per
Unitholder Transaction Expenses (as of the Initial Date of Deposit) (as a percentage  of offering price)             100 Units
                                                                                                                    ---------------
 Initial Sales Charge Imposed on Purchase <F1>........................................................... 1.00%     $        10.00
 Deferred Sales Charge <F2> <F3>......................................................................... 1.90%               19.00
                                                                                                          --------- ---------------
 Sales Charge <F3>....................................................................................... 2.90%     $         29.00
                                                                                                          ========= ===============
 Maximum Sales Charge Imposed on Reinvested Dividends <F3> <F4>.......................................... 1.90%     $         19.00
                                                                                                          ========= ===============
Estimated Annual Trust Operating Expenses (as of the Initial Date of Deposit) (as a percentage of aggregate value)
 Trustee's Fee .......................................................................................... 0.xx%     $          0.80
 Portfolio Supervision and Evaluation Fees .............................................................. 0.xx%                0.50
 Organizational Costs.................................................................................... 0.xx%                  xx
 Other Operating Expenses ............................................................................... 0.xx%                  xx
                                                                                                          --------- ---------------
 Total .................................................................................................. 0.xx%     $            xx
                                                                                                          ========= ===============

Example

                                                                                         Cumulative Expenses Paid for Period of:
                                                                                         ---------------------------------------
                                                                                          1 Year   3 Years   5 Years   10 Years
                                                                                          ------   -------   -------   --------
An investor would pay the following expenses on a $1,000 investment, assuming a 5%
annual return and redemption at the end of each time period                               $        $           N/A       N/A

The example assumes reinvestment of all dividends and distributions at the end of each year and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

----------
The Initial Sales Charge is actually the difference between the Sales Charge (2.90% of the Public Offering Price) and the Deferred Sales Charge ($0.19 per
Unit) and would exceed 1.00% if the Public Offering Price exceeds $10 per Unit.

The actual deferred sales charge imposed during the Trust's first year is $0.019 per Unit per month, irrespective of purchase or redemption price, deducted during the first year of the Trust. If a holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If Unit price exceeds $10 per Unit, the deferred portion of the sales charge will be less than 1.90%; if Unit price is less than $10 per Unit, the deferred portion of the sales charge will exceed 1.90%. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. Unitholders who do not elect to hold Units subsequent to the first Special Redemption Date will be subject only to this deferred sales charge of $0.19 per Unit imposed during the first year of the Trust.

In addition to the Deferred Sales Charge set forth above, Unitholders who elect to hold Units subsequent to the first Special Redemption Date will be subject to a deferred sales charge of $0.16 per Unit which will imposed after such date as described under "Public Offering--General" . This would increase the total maximum sales charge for such Unitholders to 4.50% of the Public Offering Price imposed over a two year period.

Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Rights of Unitholders--Reinvestment Option" .

THE TRUST
--------------------------------------------------------------------------

Van Kampen American Capital Equity Opportunity Trust, Series 75 is comprised of one unit investment trust: Global Strategic Trust-EAFE Portfolio, October 1997 Series. The Fund was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust
Agreement" ), dated the date of this Prospectus (the "Initial Date of Deposit" ), among Van Kampen American Capital Distributors, Inc., as
Sponsor, Van Kampen American Capital Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator.

The Trust offers investors the opportunity to purchase Units representing proportionate interests in a portfolio of actively traded equity securities consisting of twenty common stocks foreign issuers selected from the Strategy Subset with the highest dividend yields as of the close of business three business days prior to the Initial Date of Deposit. See "Trust
Portfolio." These yields are historical and there is no assurance that any dividends will be declared or paid in the future on the Securities in the Trust. The Trust may be an appropriate medium for investors who desire to participate in a portfolio of foreign common stocks with greater diversification than they might be able to acquire individually. Diversification of assets in the Trust will not eliminate the risk of loss always inherent in the ownership of securities.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Securities indicated under "Portfolios" herein, including delivery statements relating to contracts for the purchase of certain such Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units indicated in "Summary of Essential Financial Information" . Unless terminated earlier, the Trust will terminate on the Mandatory Termination Date set forth under "Summary of Essential Financial Information" and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Upon either Rollover Notification Date, Unitholders may choose to reinvest their proceeds into a subsequent Series of the Trust, if available, at a reduced sales charge or to receive a cash distribution. At the first Rollover Notification Date Unitholders may also elect to continue their investment in Units through the Mandatory Termination Date (approximately two years following the Initial Date of Deposit). Unitholders who make no election at the first Rollover Notification Date will have their Units redeemed on the first Special Redemption Date and will receive a cash distribution of the proceeds.

Additional Units of the Trust may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by the Trust as a result of the deposit of additional Securities, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities or cash with instructions to purchase Securities into the Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Equity Security in the Trust's portfolio that existed immediately prior to any such subsequent deposit. Any deposit of additional Equity Securities will duplicate, as nearly as is practicable, this actual proportionate relationship and not the original proportionate relationship on the Initial Date of Deposit, since the actual proportionate relationship may be different than the original proportionate relationship. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees.

Each Unit initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------

The objective of the Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio which contains foreign common stocks selected through the following processes.

The portfolio of the Trust is selected by implementing the following investment strategy. Beginning with the EAFE Index, all stocks of companies in the financial or utility sectors are removed. This pool of stocks is screened for only those companies that have positive one- and three-year sales and earnings growth rates and two years positive dividend growth. The remaining stocks are ranked highest to lowest by annual trading volume and only the top 75% are retained. The remaining stocks, which then comprise the "Strategy Subset," are ranked by dividend yield and the ten highest-yielding stocks are selected for the Trust portfolio.

The EAFE Index is considered to be the premier equity benchmark for global investing and represents more than 1,000 stocks in 38 industries across 20 developed countries. Dividend yield is calculated for each Security by annualizing the last quarterly or semi-annual ordinary dividend declared on the Security (or adding together the most recent interim and final dividends declared) and dividing the result by its closing sale price three business days prior to the Initial Date of Deposit. This yield is historical and there is no assurance that any dividends will be declared or paid in the future on the Securities.

Investing in indexes is a popular way to try to capture the broad movement of a market. By refining an index, it may be possible to outperform the general market. The Trust utilizes a simple strategy: Refine an index of foreign stocks (the EAFE Index), remove those that don't meet specific quality tests, pick the most liquid stocks, and choose the ten stocks with the highest dividend yield for the portfolio. This strategy seeks to identify industrial companies that demonstrate high quality, undervalued stock price, high liquidity and historically high dividends.

Morgan Stanley Capital International. Recognized as a world leader in global financial research, Morgan Stanley monitors more than 4,000 companies in 43 countries, representing 80% of the total market value of the world's stock markets. The Morgan Stanley Capital International ("MSCI" ) databases are used as a benchmark by more than 90% of the investment community. With hundreds of analysts located across the globe, Morgan Stanley provides comprehensive research and in-depth knowledge about general markets and specific companies around the world.

Since 1968, MSCI global indices have presented an array of investment opportunities available to the international investor, including indices such as the MSCI USA Index and the MSCI Europe, Australasia and Far East Index. These indices seek to represent an accurate normal portfolio. In addition, index valuation ratios and company-level fundamental data provide tools for the international investor. MSCI believes that local stock exchange indices are not comparable with one another due to differences in the representation of the local market, mathematical formulas, methods of adjusting for capital changes, and base dates. The same criteria and calculation methodology are applied across all MSCI indices. Further, while accounting standards continue to differ according to local customs and practices, fundamental data is analyzed and presented in a uniform and meaningful manner in MSCI indices--allowing investors to compare investment opportunities across markets. Each MSCI country index is constructed so as to minimize double counting, assuring that all industry groups are proportionately represented, and that each country's contribution to the global or regional index is accurately based on its market capitalization.

In 1986, Morgan Stanley acquired the indices and data from Capital International Perspective, S.A. ("CIPSA" ) based in Geneva,
Switzerland. CIPSA has been researching and publishing international indices since 1969 and continues to be solely responsible for the decisions regarding constituent additions and deletions as well as any other methodological modifications to the indices. Morgan Stanley contributes its expertise in technology and the marketing and distribution of the MSCI Indices and publications. Selection of the constituents for MSCI Indices is conducted independent of the Sponsor which has no input regarding the components of any index.

The EAFE Index is the exclusive property of Morgan Stanley. Morgan Stanley Capital International is a service mark of Morgan Stanley and has been licensed for use by Van Kampen American Capital Distributors, Inc.

This fund is not sponsored, endorsed, sold or promoted by Morgan Stanley. Morgan Stanley makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the EAFE Index to track general stock market performance. Morgan Stanley is the licensor of certain trademarks, service marks and trade names of Morgan Stanley and of the EAFE Index which is determined, composed and calculated by Morgan Stanley without regard to the issuer of this fund or this fund. Morgan Stanley has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the EAFE Index. Morgan Stanley is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which Units of this fund is redeemable for cash. Morgan Stanley has no obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.

ALTHOUGH MORGAN STANLEY SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE INDEX FROM SOURCES WHICH MORGAN STANLEY CONSIDERS RELIABLE, NEITHER MORGAN STANLEY NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MORGAN STANLEY HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORGAN STANLEY OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The MSCI Index Methodology. While the MSCI index methodology has evolved to capture the growth of the investment universe, the index philosophy has never been compromised to simplify the complicated process of investing: MSCI indices are based on detailed analysis to make it easier for the investor to measure international performance. Constituents are selected for a country index through the following process: (1) Define the "Market" ; (2)
Capture 60% of the market capitalization of the country across all industry groups; (3) Select the most liquid securities within each industry; (4) Select stocks with sufficient free float; (5) Avoid cross-ownership; and (6) Apply full market capitalization weights. In the case of the EAFE Index, which is the foundation for the Trust investment strategy, these criteria are applied within the Europe, Australasia and Far East markets.

The initial research for the MSCI Indices covers the full breadth of the global equity securities market. Country specialists track the evolution of both listed and unlisted shares of domestically listed companies in nearly every country in the world. Based in Geneva, these country teams collect share, pricing, ownership, float and liquidity data for effectively all companies worldwide. Sources for this information are local stock exchanges and brokerage firms, newspapers, and company contacts. From this master matrix, the total country market capitalization is adjusted for double-counting and non-domiciled companies. All of the companies within this research coverage are eligible for inclusion in the MSCI indices except non-domiciled companies, investment trusts and mutual funds.

Once the total country market capitalization is analyzed, 60% of the capitalization of each industry group and thus 60% of the entire market is targeted for each MSCI index. This ensures that the index reflects the industry characteristics of the overall market, and permits the construction of accurate regional and global industry indices. Research coverage in MSCI products and publications extends beyond the index coverage (60%) to capture 80% of the market for each country. This coverage includes daily performance as well as monthly valuation ratios and summarized financial statement data. When selecting the constituents of an index, the most effective industry classification is used--either the local convention or the MSCI schema of 58 industry groups--in order to mirror the industry characteristics of the local market. Once the selection process is complete, the index constituents are re-classified into the MSCI schema of 58 industries and 8 economic sectors in order to facilitate cross-country comparisons. The MSCI classification schema has been adopted by Reuters for their industry classification. Securities are selected to represent an industry based on size and the portion of earnings and revenues attributable to that industry group. Even within an industry the goal is to represent the full diversity of business segments. An industry representation may exceed the 60% target because one or two large companies dominate an industry. Similarly, an industry may fall below the 80% level under conventional analysis because its companies lack good liquidity and float, or because of extensive cross-ownership.

A goal of the MSCI index construction process is to select the most liquid stocks within each industry group, all other things being equal, since liquidity is necessary but not sole determinant for inclusion in the index. Liquidity is monitored by monthly average trading value over time in order to determine normal levels of volume, excluding temporary peaks and troughs. A stock's liquidity is significant not only in absolute terms, but also relative to its market capitalization and to average liquidity for the country as a whole.

Float is monitored for every security in the market, and low float (a small percentage of shares freely tradable) may exclude a stock from consideration in the index. But float can be difficult to determine: in some markets good sources are generally not available; in other markets, information on smaller and less prominent issues can be subject to error and time lags. Government ownership and cross-ownership positions can change over time and are not always made public. Float also tends to be defined differently depending on the source. Thus, evaluations of float run the risk of penalizing those markets that have good disclosure, regardless of the actual degree of availability of shares. As with liquidity, sufficient float is an important consideration, not an inflexible rule.

Cross-ownership occurs when one company has a significant ownership in another company in the same country. In situations where cross-ownership is substantial, including both companies in an index can skew industry weights, distort country-level valuations (such as country price-earnings and price-book value ratios) and overstate a country's true market size. An integral part of the country research function is identifying cross ownerships in order to avoid or minimize them. Country specialists in Geneva do much of the cross-ownership identification through researching company reports, local newspapers and stock exchange data.

All standard MSCI indices are weighted by each company's full market capitalization (both listed and unlisted shares). This approach has the significant advantage of objectivity--the number of shares outstanding for a company is a constituent figure for companies around the world and is easily agreed upon and obtainable. Full market capitalization weighting is favored to other weighting schemes for both theoretical and practical reasons: (a) it is impossible to judge whether a position which is currently in firm hands might be available in the future; (b) the quality and timeliness of information on float varies from market to market and adjustments penalize those markets with the highest standards of disclosure; (c) the most serious consequence of float limitations is limited liquidity which can be monitored objectively; much effort is spent in researching and monitoring these factors when selecting constituents for each country index but once a security is selected, it is included in the index at its full market value. A growing number of very sizable companies have been brought or are expected to be brought to the market with modest initial tranches being publicly available. At the same time, the obvious relevance of these companies instantly positions them among the core investment opportunities in their market. In order to allow the MSCI indices to capture this new market trend, in very exceptional cases, a company may be included at a portion of its total market capitalization.

General. Investors will be subject to taxation on the dividend income, if any, received by the Trust and on gains from the sale or liquidation of Securities. Investors should be aware that there is not any guarantee that the objective of the Trust will be achieved because it is subject to the continuing ability of the respective issuers to declare and pay dividends and because the market value of the Securities can be affected by a variety of factors. Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Securities will increase or that the issuers of the Securities will pay dividends on outstanding common shares. Any distribution of income will generally depend upon the declaration of dividends by the issuers of the Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions. See "Risk Factors" .

The investment strategy utilized by the Trust is designed to be implemented on an annual basis. Investors who hold Units through Trust termination may have investment results that differ significantly from a Unit investment that is reinvested into a new trust each year. Investors should note that a change in the federal taxation of capital gains was recently enacted that reduces the maximum stated marginal tax rate for certain capital gains for investments held for more than 18 months to 20% (10% in the case of certain taxpayers in the lowest federal tax bracket). Unitholders who elect to continue their investment through Trust termination may qualify for such treatment. Unitholders who make no election at the first Special Redemption Date and Unitholders who elect to reinvest into a new series of a Trust at the first Special Redemption Date will not qualify for such treatment but would be subject to a maximum stated marginal federal capital gains tax rate of 28%. See "Federal Taxation" .

Investors should be aware that the Trust is not a "managed" fund and as a result the adverse financial condition of a company will not result in its elimination from a portfolio except under extraordinary circumstances (see "Trust Administration--Portfolio Administration" ). In addition,
Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. Investors should note in particular that the Securities were selected for inclusion in the Trust as of three business days prior to the Initial Date of Deposit. Subsequent to this time, the Securities may no longer meet the criteria necessary for inclusion on the Initial Date of Deposit. Should a Security fail to meet such criteria subsequent to this time, such Security will not as a result thereof be removed from the portfolio. In addition, since the Sponsor may deposit additional Equity Securities which were originally selected through this process, the Sponsor may continue to sell Units of the Trust even though the Equity Securities would no longer be chosen for deposit into the Trust if the selection process were to be made again at a later time. Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will in most cases be distributed to Unitholders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Although the portfolios are not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. See "Trust Administration--Portfolio
Administration."

The Trust consists of (a) the Equity Securities (including contracts for the purchase thereof) listed under the related "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on or before the next scheduled distribution date.

TRUST PORTFOLIO
--------------------------------------------------------------------------

The Trust consists of a diversified portfolio of 20 different issues of Securities selected from the pre-screened Strategy Subset having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. All of the Securities are listed on a national or foreign securities exchange, the NASDAQ National Market System or are traded in the over-the-counter market. The following is a general description of each of the companies that are included in the Trust.

[Descriptions to Come.]

The following table sets forth a comparison of the hypothetical total return of the ten highest yielding common stocks selected in accordance with the investment strategy utilized by the Trust (the "Strategy Stocks" ) applied on an annual basis with the one-year total returns of all common stocks comprising the S&P 500, the Dow Jones Industrial Average and the EAFE Index. It should be noted that the common stocks comprising the Strategy Stocks may not be the same stocks from year to year and may not be the same common stocks as those included in the Trust.

COMPARISON OF TOTAL RETURNS(1)*

                                                      Strategy   Standard & Poor's   Dow Jones Industrial
Year                                                  Stocks     500 Index           Average               EAFE Index
                                                      ---------- ------------------- --------------------- -------------
1977                                                           %             (7.16)%              (12.71)%             %
1978                                                                           6.39                  2.69
1979                                                                          18.19                 10.52
1980                                                                          31.52                 21.41
1981                                                                         (4.84)                (3.40)
1982                                                                          20.37                 25.79
1983                                                                          22.31                 25.68
1984                                                                           5.97                  1.06
1985                                                                          31.05                 32.78
1986                                                                          18.54                 26.91
1987                                                                           5.67                  6.02
1988                                                                          16.34                 15.95
1989                                                                          31.21                 31.71
1990                                                                         (3.13)                (0.57)
1991                                                                          30.00                 23.93
1992                                                                           7.43                  7.34
1993                                                                           9.92                 16.72
1994                                                                           1.28                  4.95
1995                                                                          37.11                 36.48
1996                                                                          22.68                 28.57
1997 thru 9/30

* Source: Barron's, Fact Set, Bloomberg, Morgan Stanley Capital International and The Wall Street Journal. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect.

----------
The Strategy Stocks for each period were identified by ranking the dividend yield for each of the stocks in the Strategic Picks Subset by annualizing the last dividend paid (the last dividend declared was used in cases when the stock was trading ex-dividend as of the last day of the period) and dividing the result by the stock's market value on the first day of trading on the New York Stock Exchange in the period. Total Return for each period was calculated by taking the difference between period-end prices and prices at the end of the following period (adjusted for any stock splits and corporate spinoffs) and adding dividends for the period. If the dividend yield for two companies was the same in any period, the company with the largest market capitalization was utilized. Historical total returns thus represent actual stocks and real time; the results illustrate what an investor would have obtained had the investor been invested in the related stocks in the periods indicated. Total Return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by the Strategic Picks Trust or Unitholders.

Based on the hypothetical total returns set forth in the table above, the average annual total returns for the Strategy Stocks for the most recent three, five, ten and twenty calendar year periods were xx%, xx%, xx% and xx%, respectively. Based on the hypothetical total returns set forth in the table above, the average annual total returns for the S&P 500 for the most recent three, five, ten and twenty calendar year periods were 19.4%, 15.0%, 15.1% and 14.3%, respectively. Based on the hypothetical returns set forth in the table above, the average annual total returns for the DJIA for the most recent three, five, ten and twenty calendar year periods were 22.6%, 18.2%, 16.5% and 14.3%, respectively. Based on the hypothetical returns set forth in the table above, the average annual total returns for the EAFE Index for the most recent three, five, ten and twenty calendar year periods were xx%, xx%, xx% and xx%, respectively.

The hypothetical returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Had the portfolio been available over the periods indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, it would have underperformed the S&P 500, the DJIA and the EAFE Index in xx, xx and xx of the last 20 calendar years, respectively. There can be no assurance that the Trust will outperform the S&P 500, the Dow Jones Industrial Average or the EAFE Index over the life of the Trust or over consecutive rollover periods, if available. A Unitholder would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns shown above are based for the following reasons: the hypothetical total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trust may not be able to invest equally in the Strategy Stocks and may not be fully invested at all times; Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different.

The chart below represents past performance of the Strategy Stocks, S&P 500, the Dow Jones Industrial Average and the EAFE Index (but does not represent possible performance of the Trust which, as indicated above, includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year (including those on stocks trading ex-dividend as of the last day of the year) are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or income taxes. Based on the foregoing assumptions, the average annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the period ended December 31, 1996 were xxx%, 14.3%, 14.3% and xx% for the Strategy Stocks, the S&P 500, the Dow Jones Industrial Average and the EAFE Index, respectively. There can be no assurance that the Trust will outperform the S&P 500, the Dow Jones Industrial Average or the EAFE Index over its life or over consecutive rollover periods, if available.

Value of $10,000 Invested January 1, 1977

                                                             Standard &  Dow Jones
                                              Strategy       Poor's 500  Industrial    EAFE
Period                                        Stocks         Index       Average       Index
-------------------------------------------- -------------- ------------ ------------ ----------
1977                                         $              $     9,284  $     8,730  $
1978                                                              9,877        8,965
1979                                                             11,674        9,908
1980                                                             15,354       12,029
1981                                                             14,610       11,620
1982                                                             17,587       14,617
1983                                                             21,510       18,366
1984                                                             22,794       18,565
1985                                                             29,872       24,650
1986                                                             35,410       31,286
1987                                                             37,418       33,170
1988                                                             43,532       38,460
1989                                                             57,118       50,656
1990                                                             55,331       50,362
1991                                                             71,930       62,414
1992                                                             77,274       67,001
1993                                                             84,940       78,217
1994                                                             86,027       82,089
1995                                                            117,952      112,043
1996                                                            144,703      144,065
1997 thru 9/30

The following table sets forth a comparison of the hypothetical total return of the twenty highest yielding common stocks selected in accordance with the investment strategy utilized by the Trust (the "Strategy Stocks" ) applied on a biennial basis with the two-year total returns of all common stocks comprising the S&P 500, the Dow Jones Industrial Average and the EAFE Index. It should be noted that the common stocks comprising the Strategy Stocks may not be the same stocks from period to period and may not be the same common stocks as those included in the Trust.

COMPARISON OF TOTAL RETURNS*

Year End
Period
                     Strategy  Standard & Poor's  Dow Jones
Ended December 31    Stocks    500 Index          Industrial Average  EAFE Index
-------------------- --------- ------------------ ------------------- -----------
1978                         %            (1.23)%            (10.35)%           %
1980                                       55.44               34.18
1982                                       14.54               21.51
1984                                       29.61               27.01
1986                                       55.35               68.52
1988                                       22.94               22.93
1990                                       27.10               30.95
1992                                       39.66               33.04
1994                                       11.33               22.52
1996                                       68.21               75.50
1997 thru 9/30


* Source: Barron's, Fact Set, Bloomberg, Morgan Stanley Capital International and The Wall Street Journal. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect.

----------
The Strategy Stocks for each period were identified by ranking the dividend yield for each of the stocks in the Strategic Picks Subset by annualizing the last dividend paid (the last dividend declared was used in cases when the stock was trading ex-dividend as of the last day of the period) and dividing the result by the stock's market value on the first day of trading on the New York Stock Exchange in the period. Total Return for each period was calculated by taking the difference between period-end prices and prices at the end of the following period (adjusted for any stock splits and corporate spinoffs) and adding dividends for the period. If the dividend yield for two companies was the same in any period, the company with the largest market capitalization was utilized. Historical total returns thus represent actual stocks and real time; the results illustrate what an investor would have obtained had the investor been invested in the related stocks in the periods indicated. Total Return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by the Trust or Unitholders.

Based on the hypothetical total returns set forth in the table above, the average annual total returns for the Strategy Stocks for the most recent three, five, ten and twenty calendar year periods were xx%, xx%, xx% and xx%, respectively. Based on the hypothetical total returns set forth in the table above, the average annual total returns for the S&P 500 for the most recent three, five, ten and twenty calendar year periods were 19.4%, 15.0%, 15.1% and 14.3%, respectively. Based on the hypothetical returns set forth in the table above, the average annual total returns for the DJIA for the most recent three, five, ten and twenty calendar year periods were 22.6%, 18.2%, 16.5% and 14.3%, respectively. Based on the hypothetical returns set forth in the table above, the average annual total returns for the EAFE Index for the most recent three, five, ten and twenty calendar year periods were xx%, xx%, xx% and xx%, respectively.

The hypothetical returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Had the portfolio been available over the periods indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, it would have underperformed the S&P 500, the DJIA and the EAFE Index in xx, xx and xx of the last 10 two-year periods, respectively. There can be no assurance that the Trust will outperform the S&P 500, the Dow Jones Industrial Average or the EAFE Index over the life of the Trust or over consecutive rollover periods, if available. A Unitholder would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns shown above are based for the following reasons: the hypothetical total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trust may not be able to invest equally in the Strategy Stocks and may not be fully invested at all times; Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different.

The chart below represents past performance of the Strategy Stocks, S&P 500, the Dow Jones Industrial Average and the EAFE Index (but does not represent possible performance of the Trust which, as indicated above, includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a period (including those on stocks trading ex-dividend as of the last day of the period) are reinvested at the end of that period and does not reflect sales charges, commissions, expenses or income taxes. Based on the foregoing assumptions, the average annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the period ended December 31, 1996 were xx%, 14.3%, 14.3% and xx% for the Strategy Stocks, the S&P 500, the Dow Jones Industrial Average and the EAFE Index, respectively. There can be no assurance that the Trust will outperform the S&P 500, the Dow Jones Industrial Average or the EAFE Index over its life or over consecutive rollover periods, if available.

Value of $10,000 Invested January 1, 1977

Two Year                        Standard &  Dow Jones
Period Ended      Strategy      Poor's 500  Industrial    EAFE
December 31       Stocks        Index       Average       Index
---------------- ------------- ------------ ------------ ----------
1978             $             $     9,877  $     8,965  $
1980                                15,354       12,029
1982                                17,587       14,617
1984                                22,794       18,565
1986                                35,410       31,286
1988                                43,532       38,460
1990                                55,331       50,362
1992                                77,274       67,001
1994                                86,027       82,089
1996                               144,703      144,065
1997 thru 9/30

RISK FACTORS

--------------------------------------------------------------------------
General. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by each issuer's board of directors and have a right to participate in amounts available for distribution by such issuer only after all other claims on such issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in a portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Whether or not the Equity Securities are listed on a national or foreign securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of the Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units of the Trust will terminate approximately thirteen months from the Initial Date of Deposit unless a Unitholder elects in writing to remain invested in the Trust through the Mandatory Termination Date. If a Unitholder makes no election at the first Special Redemption Date, the Unitholder's Units will be redeemed on such date and the Unitholder will receive cash representing their pro rata portion of the Trust's assets. Unitholders who sell or redeem their Units prior to holding such Units for more than 18 months will not benefit from the reduced federal long-term capital gains tax rate of 20%. For example, Unitholders who elect to become Rollover Unitholders on or prior to the first Special Redemption Date will not benefit from this reduced tax rate. Of course, there can be no assurance that Unitholders will realize capital gains upon the disposition of Units or Securities. Unitholders who elect to hold Units after the first Special Redemption Date should note that this redemption process could cause the value of the Trust to fall below the Minimum Termination Value stated under " Summary of Essential Financial Information" and could result in a termination of the Trust before the Mandatory Termination Date. This could cause a Unitholder who elects to hold Units after the first Special Redemption Date to receive a distribution of Unit proceeds prior to holding such Units for more than 18 months notwithstanding such election.

The Trust Agreement authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Securities, or cash (including a letter of credit) with instructions to purchase additional Securities, in the Trust and issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees.

As described under "Trust Operating Expenses," all of the expenses of the Trust will be paid from the sale of Securities. It is expected that such sales will be made at the end of the initial offering period and each month thereafter through termination of the Trust. Such sales will result in capital gains and losses and may be made at times and prices which adversely affect the Trust. For a discussion of the tax consequences of such sales, see " Federal Taxation."

Unitholders will be unable to dispose of any of the Equity Securities, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor. In the absence of any such instructions by the Sponsor, the Trustee will vote such stocks so as to insure that the stocks are voted as closely as possible in the same manner and the same general proportion as are shares held by owners other than the Trust.

Foreign Equity Risks. Since the Equity Securities consist of securities of foreign issuers, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities, the possibility that the financial condition of the issuers of the Equity Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Equity Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Equity Securities, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Equity securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Equity Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Equity Securities are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Equity Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.

Investors should be aware that it may not be possible to buy all Equity Securities at the same time because of the unavailability of any Equity Security, and restrictions applicable to the Trust relating to the purchase of an Equity Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Equity Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Equity Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Equity Securities, investors should realize that the Equity Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Equity Securities will be adversely affected if trading markets for the Equity Securities are limited or absent.

Exchange Rate. The Trust is concentrated in Equity Securities that are principally traded in foreign currencies and as such involves investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the related foreign currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports of goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty, which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to " baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well--particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The Evaluator will estimate the current exchange rate for the appropriate foreign currencies based on activity in the related currency exchange market. However, since this market may be volatile and is constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trust would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trust will be concluded by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

FEDERAL TAXATION

--------------------------------------------------------------------------
General. The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code" ). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units. For purposes of the following discussion and opinion, it is assumed that each Security is equity for federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from the Trust asset when such income is considered to be received by the Trust.

2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Equity Security when such dividends are considered to be received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automatically reinvested (see " Rights of Unitholders--Reinvestment Option" ).

3. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest to the date the Unitholder purchases his Units) in order to determine his tax basis for his pro rata portion of each Security held by the Trust. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unitholders holding securities that are substantially identical to the Securities. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits" . A Unitholder's pro rata portion of dividends paid on such Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.

4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the next new Series of the Trusts (the "New Trust" ) will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized.

Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. It is possible that for federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such a case, the non-interest portion of the deferred sales charge would be added to the Unitholder's tax basis in his Units. The deferred sales charge could cause the Unitholder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate shareholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been recently issued which address special rules that must be considered in determining whether the 46 day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gains (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) are subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding period of the capital assets. In particular, net capital gain, excluding net gain from property held more than one year but not more than 18 months and gain on certain other assets, is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Net capital gain that is not taxed at the maximum marginal stated tax rate of 20% (or 10%) as described in the preceding sentence, is generally subject to a maximum marginal stated tax rate of 28%. The date on which a Unit is acquired (i.e., the "trade date" ) is excluded for purposes of determining the holding period of the Unit. It should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered " conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all Securities represented by a Unit. The Taxpayer Relief Act of 1997 (the "1997 Tax Act" ) includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sale rules.

As discussed in "Rights of Unitholders--Special Redemption and Rollover in New Trust," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his Units for Units of the New Trust in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in
Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified by the Internal Revenue Service that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

At the termination of the Trust, the Trustee will furnish to each Unitholder a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

In the opinion of special counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders" ) with regard to federal and certain aspects of New
York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

TRUST OPERATING EXPENSES

--------------------------------------------------------------------------
Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Trust. However, Van Kampen American Capital Investment Advisory Corp., which is an affiliate of the Sponsor, will receive an annual supervisory fee which is not to exceed the amount set forth under "Summary of Essential Financial Information" , for providing portfolio supervisory services for the Trust. Such fee (which is based on the number of Units outstanding on January 1 of each year except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation) may exceed the actual costs of providing such supervisory services for this Trust, but at no time will the total amount received for portfolio supervisory services rendered to all Series of the Fund and to any other unit investment trusts sponsored by the Sponsor for which the Supervisor provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Supervisor of supplying such services in such year. In addition, American Portfolio Evaluation Services, which is a division of Van Kampen American Capital Investment Advisory Corp., shall receive for regularly providing evaluation services to the Trust the annual per Unit evaluation fee set forth under "Summary of Essential Financial Information" (which is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation) for regularly evaluating the Trust portfolio. The fees set forth herein are payable as described under "General" below.
Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price
Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under " Public Offering--Sponsor and Other Compensation" .

Trustee's Fee. For its services the Trustee will receive the annual per Unit fee from the Trust set forth under "Summary of Essential Financial Information" (which is based on the number of Units outstanding at the end of the month of such calculation until the end of the initial offering period at which time such calculation is based on the number of Units outstanding on such date). The fees set forth herein are payable as described under " General" below. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see " Rights of Unitholders--Reports Provided" and "Trust Administration".

Miscellaneous Expenses. Expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trust and amortized over one year. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges,
(e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) accrual of associated with liquidating securities and (i) expenditures incurred in contacting Unitholders upon termination of the Trust. The fees set forth herein are payable as described under "General" below.

General. During the initial offering period of the Trust, all of the fees and expenses of the Trust will accrue on a daily basis and will be charged to the Trust, in arrears, at the end of the initial offering period. After the initial offering period, all of the fees and expenses of the Trust will accrue on a daily basis and will be charged to the Trust, in arrears, on a monthly basis on or before the tenth day of each month. The fees and expenses are payable out of the Capital Account of the Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the Trust's portfolio. If the balance in the Capital Account is insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Equity Securities to pay such amounts. It is expected that the balance in the Capital Account will be insufficient to provide for amounts payable by the Trust and that Equity Securities will be sold from Trust to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Federal Taxation" .

PUBLIC OFFERING

--------------------------------------------------------------------------
General. Units are offered at the Public Offering Price. During the initial offering period and for secondary market transactions after the initial offering period the Public Offering Price is based on the aggregate underlying value of the Securities, an initial sales charge, and cash, if any, in the Income and Capital Accounts held or owned by the Trust. The initial sales charge is equal to the difference between the total first year sales charge for the Trust (2.90% of the Public Offering Price) and the deferred sales charge imposed prior to the first Special Redemption Date ($0.19 per Unit). The monthly deferred sales charge ($0.019 per Unit) will begin accruing on a daily basis on xxxxx, 1997 and will continue to accrue through xxxx, 1998. The monthly deferred sales charge will be charged to the Trust, in arrears, commencing xxxx, 1997 and will be charged on the xxrd day of each month thereafter through xxxx, 1998. In addition, Unitholders who elect to hold Units after the first Special Redemption Date will be subject to an additional deferred sales charge of $0.16 per Unit which will begin accruing on a daily basis commencing xxxx, 1998 and will continue to accrue through xxxx, 1999; this monthly deferred sales charge will be charged to the Trust, in arrears, commencing xxxx, 1998 and will be charged on the xxnd day of each month thereafter through xxxx, 1999. If any deferred sales charge payment date is not a business day, the payment will be charged to the Trust on the next business day. Unitholders will be assessed only that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. The deferred sales charges will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The sales charge assessed to Unitholders during the Trust's first year on a per Unit basis will be 2.90% of the Public Offering Price (2.987% of the aggregate value of the Securities less the deferred sales charge). The total sales charge assessed to each Unitholder who elects to hold Units through termination of the Trust will be 4.50% of the Public Offering Price (4.712% of the aggregate value of the Securities less the deferred sales charge). The Public Offering Price per Unit is based on the U.S. dollar value of the Securities based on the offering side value of the related currency exchange rate as of the Evaluation Time during the initial offering period and on the bid side value for secondary market transactions. The sales charge applicable to quantity purchases is reduced on a graduated basis to any person acquiring 5,000 or more Units as follows:



Aggregate Number of Units  Percentage of Sales Charge
Purchased*                 Reduction Per Unit
-------------------------- --------------------------------
5,000 - 9,999 ............                            0.25%
10,000 - 14,999 ..........                            0.50
15,000 - 99,999 ..........                            0.85
100,000 or more...........                            1.75
______________________   .
*The breakpoint sales charges are also applied on a dollar
basis utilizing a breakpoint equivalent in the above table
of $10 per Unit and will be applied on whichever basis is
more favorable to the investor. The breakpoints will be
adjusted to take into consideration purchase orders stated
in dollars which cannot be completely fulfilled due to the
requirement that only whole Units be issued.


The sales charge reduction will primarily be the responsibility of the selling broker, dealer or agent. This reduced sales charge structure will apply on all purchases by the same person from any one dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase
Date" ) or (b) on any day subsequent to the Initial Purchase Date if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchased qualified for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser (" immediate family members" ) will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.

Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering--Unit Distribution" ) by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen American Capital Distributors, Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

During the initial offering period, unitholders of unaffiliated unit investment trusts having an investment objective similar to the investment objective of the Trust may utilize proceeds received upon termination or upon redemption immediately preceding termination of such unaffiliated trust to purchase Units of the Trust at the Public Offering Price per Unit less 1%.

During the initial offering period, unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of the Trust at the Public Offering Price per Unit less 1%.

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trust. The Public Offering Price is based on the aggregate value of the Securities computed on the basis of the offering side or bid side value of the related currency exchange rate at the Evaluation Time expressed in U.S. dollars during the initial offering period or secondary market, respectively.

As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Securities an amount equal to the difference between the total first year sales charge of 2.90% of the Public Offering Price and the deferred sales charge imposed prior to the first Special Redemption Date ($0.19 per Unit) and dividing the sum so obtained by the number of Units outstanding. The Public Offering Price per Unit shall include the proportionate share of any cash held in the Income and Capital Accounts. Such price determination as of the close of the relevant stock market on the day before the Initial Day of Deposit was made on the basis of an evaluation of the Securities prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. Thereafter, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities as of the Evaluation Time on days the New York Stock Exchange is open (except as stated below) and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the next computation of net asset value on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. No such evaluation will be made on any date on which Securities representing greater than 33% of the aggregate value of the Trust are not traded on the principal trading exchange for such Securities due to a customary business holiday on such exchange. Accordingly, purchases or redemptions of Units on such a day will be based on the next determination of price of the Securities (and the price of such Units would be the next computed Unit price). Unitholders who purchase Units subsequent to the Initial Date of Deposit will pay an initial sales charge equal to the difference between the total first year sales charge and the deferred sales charge imposed prior to the first Special Redemption Date ($0.19 per Unit) and will be assessed a deferred sales charge of $0.019 per Unit on each of the remaining deferred sales charge payment dates as set forth in "Public Offering--General" . In addition, Unitholders who elect to hold Units after the first Special Redemption Date will be assessed an additional deferred sales charge of $0.02 per Unit on each of the deferred sales charge payment dates during the Trust's second year as set forth in " Public Offering--General" . The Sponsor currently does not intend to maintain a secondary market after xxxx, 1998.

The aggregate underlying value of the Equity Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: if the Equity Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. The evaluation of a Security traded on a foreign securities exchange will take into consideration any event or announcement occurring after the close of the related foreign securities exchange and prior to the Evaluation Time which could have a material affect on the value of such Security. If the Equity Securities are not listed on a national or foreign securities exchange or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or
(c) by any combination of the above. The value of the Equity Securities during the initial offering period is based on the aggregate value of the Securities computed on the basis of the offering side value of the currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities, taken as a whole, which are represented by the Units.

Unit Distribution. During the initial offering period, Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Upon the completion of the initial offering period, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

The Sponsor intends to qualify the Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as set forth in the following table. A portion of such concessions or agency commissions represents amounts paid by the Sponsor to such brokers, dealers and others out of its own assets as additional compensation.



Aggregate Number of     Initial Offering Period Concession or Agency Commission
Units Purchased*        per Unit
----------------------- ----------------------------------------------------------
1 - 4,999                                                                    2.10%
5,000 - 9,999                                                                1.85
10,000 - 14,999                                                              1.60
15,000 - 99,999                                                              1.25
100,000 or more                                                              0.50
____________________
* The breakpoint concessions or agency commissions are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the broker, dealer or agent. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

In addition to the amounts set forth above, during the initial offering period any firm that distributes 500,000 - 999,999 Units will receive additional compensation of .025% of the Public Offering Price per Unit; any firm that distributes 1,000,000 - 1,999,999 Units will receive additional compensation of .05% of the Public Offering Price per Unit; any firm that distributes 2,000,000 - 2,999,999 Units will receive additional compensation of .10% of the Public Offering Price per Unit; any firm that distributes 3,000,000 - 3,999,999 Units will receive additional compensation of .15% of the Public Offering Price per Unit; any firm that distributes 4,000,000 - 4,999,999 Units will receive additional compensation of .20% of the Public Offering Price per Unit; any firm that distributes 5,000,000 Units or more will receive additional compensation of .25% of the Public Offering Price per Unit. Such additional compensation will be paid by the Sponsor out of its own assets at the end of the initial offering period.

Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving
Rollover Unitholders, the total concession or agency commission will amount to 1.1% per Unit (or such lesser amount resulting from quantity sales discounts). For all secondary transactions, the total concession or agency commission will amount to 2.1% per Unit. In addition to the amounts set forth above, for transactions involving Unitholders who elect to hold Units after the first Special Redemption Date the total concession or agency commission will include an additional 1% per Unit which will be paid to the broker, dealer or agent subsequent to the first Special Redemption Date. Notwithstanding anything to the contrary herein, the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction, shall in no case exceed the total sales charge applicable to such transaction.

Certain commercial banks are making Units available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of 100 Units except as stated herein. In connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified periods on other similar Van Kampen American Capital trusts or investment strategy utilized by the Trust (which may show performance net of expenses and charges which the Trusts would have charged) with returns on other taxable investments such as the common stocks comprising the EAFE Index, the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. Government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Trust. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged, and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Trust portfolio is not managed and Unit price and return fluctuate with the value of common stocks in the portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

Sponsor and Other Compensation. The Sponsor will receive the gross sales commission equal to 2.90% of the Public Offering Price of the Units (4.50% of the Public Offering Price with respect to sales to Unitholders who elect to hold Units after the first Special Redemption Date), less any reduced sales charge for purchases as described under "General" above. Any such discount provided to investors will be borne by the selling dealer or agent.

In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolio" . The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities in the Trust portfolio. The Sponsor may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities after a date of deposit, since all proceeds received from purchasers of Units.

Broker-dealers, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor or participate in sales programs by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor paid fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.

A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

As stated under "Public Market" below, the Sponsor currently intends to maintain a secondary market for Units for the period indicated. In so maintaining a market, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Sponsor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

Public Market. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for the Units offered hereby through xxxx, 1998 and offer continuously to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities (computed as indicated under "Offering Price" above and "Rights of Unitholders--Redemption of Units" ). The aggregate underlying value of the Equity Securities is computed on the basis of the bid side value of the exchange rate for the relevant currency (offer side during initial offering period) expressed in U.S. dollars. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units will be able to dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of
Units" . A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. Units sold prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale (however, Units sold on or prior to the first Special Redemption Date will not be assessed the unpaid $0.16 per Unit deferred sales charge remaining after such date).

Tax-Sheltered Retirement Plans. Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS

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Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units will be evidenced by certificates unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP" ) or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

Distributions of Income and Capital. Any dividends received by the Trust with respect to the Equity Securities therein are credited by the Trustee to the Income Account. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds from the sales of Securities to meet redemptions of Units shall be segregated within the Capital Account from proceeds from the sale of Securities made to satisfy the fees, expenses and charges of the Trust. Amounts to be credited to such Accounts are first converted into U.S. dollars at the exchange rate for the relevant currency on the offer side value during the initial offering period and the bid side value during the secondary market.

The Trustee will distribute any income received with respect to any of the Securities on or about the Income Account Distribution Date to Unitholders of record on the preceding Income Record Date. See "Summary of Essential Financial Information" . Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will be distributed on the Capital Account Distribution Date to Unitholders of record on the preceding Capital Account Record Date. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to such Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account. Because dividends are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate from distribution to distribution. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

At the end of the initial offering period and as of the tenth day of each month thereafter, the Trustee will deduct from the Capital Account amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Operating Expenses" ). The Trustee also may withdraw from the Income and Capital Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts such amounts as may be necessary to cover redemptions of Units.

It is anticipated that the deferred sales charge will be collected from the Capital Account. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unitholders' deferred sales charge obligations.

Reinvestment Option. Unitholders will initially have each distribution of dividend income, capital gains and/or principal on their Units automatically reinvested in additional Units of the Trust under the "Automatic
Reinvestment Option" (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). Brokers and dealers who distribute Units to Unitholders pursuant to the Automatic Reinvestment Option may do so through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the available Automatic Reinvestment Option CUSIP. If a broker or dealer utilizes the Dividend Reinvestment Service through the Depository Trust Company, the broker or dealer must have access to a PTS terminal equipped with the Elective Dividend System function (EDS) prior to the first Record Date set forth under "Summary of Essential Financial Information" . The second option available is to purchase the appropriate CUSIP for automatic reinvestment. Unitholders receiving Units pursuant to participation in the Automatic Reinvestment Option will be subject to the remaining deferred sales charge payments due on Units (assuming for these purposes such Units had been outstanding during the primary offering period). Unitholders may also elect to receive distributions of dividend income, capital gains and/or principal on their Units in cash. To receive cash, a Unitholder or his or her broker or agent must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the Record Date for which the first distribution is to apply. A Unitholder's election to receive cash will apply to all Units of the Trust owned by such Unitholder and such election will remain in effect until changed by the Unitholder.

Reinvestment plan distributions may be reinvested in Units already held in inventory by the Sponsor (see "Public Offering--Public Market" ) or, until such time as additional Units cease to be issued by the Trust (see " The Trust" ), distributions may be reinvested in such additional Units. If Units are unavailable in the secondary market, distributions which would otherwise have been reinvested shall be paid in cash to the Unitholder on the applicable Distribution Date.

Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the related Income or Capital Account Distribution Dates. Under the reinvestment plan, the Trust will pay the Unitholder's distributions to the Trustee which in turn will purchase for such Unitholder full and fractional Units and will send such Unitholder a statement reflecting the reinvestment.

Unitholders may also elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in Class A shares of certain Van Kampen American Capital or Morgan Stanley mutual funds which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment
Funds" .

Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trust. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date. Unitholders with an existing Guaranteed Reinvestment Option (GRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new GRO account which allows purchases of Reinvestment Fund shares at net asset value as described above. Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate the reinvestment plan at any time.

Reports Provided. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of the Trust a statement (i) as to the Income Account: income received, deductions for applicable taxes and for fees and expenses of the Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held by the Trust and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed as total dollar amounts.

In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as described above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. and converted into U.S. dollars as of the Evaluation Time set forth under " Summary of Essential Financial Information." The "date of tender" is deemed to be the date of the next computation of the net asset value per Unit after Units are received by the Trustee for redemption. No such computation will be made on any day on which Securities representing greater than 33% of the aggregate value of the Trust are not traded on the principal trading exchange for such Securities due to a customary business holiday on such exchange. Accordingly, purchases or redemptions of Units on such a day will be based on the next determination of price of the Securities (and the price of such Units would be the next computed Unit price). In addition, foreign securities exchanges are open for trading on certain days which are U.S. holidays on which the Trust will not transact business. The Securities will continue to trade on those days and thus the value of Units may be significantly affected on days when a Unitholder cannot sell or redeem Units. Units redeemed prior to such time as the entire deferred sales charge has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption (however, Units redeemed on or prior to the first Special Redemption Date will not be assessed the unpaid $0.16 per Unit deferred sales charge remaining after such date).

An investment in Units of the Trust will be redeemed on the first Special Redemption Date unless a Unitholder elects in writing to remain invested in the Trust through the Mandatory Termination Date. On the first Rollover Notification Date the Trustee will provide written notice and a form of election to Unitholders of the Trust giving Unitholders the option to (i) have their Units redeemed and reinvest the proceeds into a subsequent Series of the Trust (i.e., become Rollover Unitholders) or (ii) continue to hold the Units through the Mandatory Termination Date. Unitholders who do not affirmatively elect in writing on the first Rollover Notification Date to become Rollover Unitholders or to continue to hold Units through the Mandatory Termination Date will have their Units redeemed on the first Special Redemption Date and will receive a cash distribution equal to the Redemption Price per Unit on such date. To be effective, any such election must be received by the Trustee no later than five business days prior to the first Special Redemption Date.

The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. The Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Supervisor for this purpose. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.

To the extent that Securities are sold, the size of the Trust will be, and the diversity of the Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an In Kind Distribution. See "Federal Taxation" .

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities, plus or minus cash, if any, in the Income and Capital Accounts. On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the initial sales charge) exceeded the values at which Units could have been redeemed by the amounts shown under "Summary of Essential Financial Information" . The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities and (iii) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) any unpaid deferred sales charge payments (however, Unitholders who redeem their Units on or prior to the first Special Redemption Date will not be assessed the unpaid $0.16 per Unit deferred sales charge remaining after such date). The Evaluator may determine the value of the Equity Securities in the following manner: if the Equity Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above. The value of the Equity Securities for redemptions and secondary market transactions is based on the U.S. dollar value of the Securities computed on the basis of the bid side value of the exchange rate for the relevant currency as of the Evaluation Time.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

Special Redemption and Rollover in New Trust. It is expected that a special redemption will be made of all Units held by any Unitholder (a "Rollover Unitholder" ) who affirmatively notifies the Trustee in writing that he desires to rollover his Units by either Rollover Notification Date specified in the "Summary of Essential Financial Information" .

All Units of Rollover Unitholders will be redeemed on the related Special Redemption Date and the underlying Securities will be distributed to the Distribution Agent on behalf of the Rollover Unitholders. On the related Special Redemption Date (as set forth in "Summary of Essential Financial Information" ), the Distribution Agent will be required to sell all of the underlying Securities on behalf of Rollover Unitholders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

The Distribution Agent will attempt to sell the Securities as quickly as is practicable on the appropriate Special Redemption Date. The Sponsor does not anticipate that the period will be longer than one day given that the Securities are usually liquid. However, certain of the factors discussed under "Risk Factors" could affect the ability of the Sponsor to sell the Securities and thereby affect the length of the sale period somewhat. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

The Rollover Unitholders' proceeds will be invested in the then current Series of the Trust (the "New Trust" ), if then being offered, which will contain a portfolio of common stocks selected in accordance with the investment strategy of the Trust. The proceeds of redemption will be used to buy New Trust units in the portfolio as the proceeds become available.

The Sponsor intends to create a New Trust shortly prior to each Special Redemption Date, dependent upon the availability and reasonably favorable prices of the securities included in the New Trust portfolio, and it is intended that Rollover Unitholders will be given first priority to purchase the New Trust units. There can be no assurance, however, as to the exact timing of the creation of the New Trust units or the aggregate number of New Trust units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units in a trust portfolio at any time it chooses, regardless of whether all proceeds of the Special Redemption have been invested on behalf of Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in New Trust units will be distributed shortly after the Special Redemption Date.

Any Rollover Unitholder may thus be redeemed out of the Trusts and become a holder of an entirely different unit investment trust in the New Trust with a different portfolio of Securities. The Rollover Unitholders' Units will be redeemed and the distributed Securities shall be sold on the Special Redemption Date. In accordance with the Rollover Unitholders' offer to purchase the New Trust units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in the New Trust at the public offering price, including a reduced sales charge.

This process of redemption and rollover into a new trust is intended to allow for the fact that the portfolio selected by the Sponsor are chosen on the basis of growth potential only for the near term, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption and rollover in new unit investment trusts will be available for each subsequent series of the Fund.

There can be no assurance that the redemption and rollover in the Trust will avoid any negative market price consequences stemming from the trading of large volumes of securities and of the underlying Securities in the Trust. The above procedures may be insufficient or unsuccessful in avoiding such price consequences. In fact, market price trends may make it advantageous to sell or buy more quickly or more slowly than permitted by these procedures.

It should also be noted that Rollover Unitholders may realize taxable capital gains on a Special Redemption and Rollover but, in certain circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in the subsequent Series of the Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for a Special Redemption and Rollover will be any amount of cash attributable to the last distribution of dividend income; accordingly, Rollover Unitholders also will not have such cash distributed to pay any taxes. See "Federal
Taxation" . Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated will not realize capital gains or losses due to either Special Redemption and Rollover.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor subsequent Series of the Trust, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before the Special Redemption Date would have commenced. The Sponsor may modify the terms of any subsequent Series of the Trust. The Sponsor may also modify the terms of a Special Redemption and Rollover upon notice to the Unitholders prior to the related Rollover Notification Date specified in the related "Summary of Essential Financial Information" .

TRUST ADMINISTRATION

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Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

Portfolio Administration. The portfolio of the Trust is not "managed" by the Sponsor, Supervisor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Trust, however, will not be managed. The Trust Agreement, however, provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of an Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the Trust. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). Proceeds from the sale of Securities (or any securities or other property received by the Trust in exchange for Equity Securities) are credited to the Capital Account for distribution to Unitholders or to pay fees and expenses of the Trust. Except as stated under "Trust Portfolio" for failed securities and as provided in this paragraph, the acquisition by a Trust of any securities other than the Securities is prohibited.

As indicated under "Rights of Unitholders--Redemption of Units" above, the Trustee may also sell Securities designated by the Supervisor, or if no such designation has been made, in its own discretion, for the purpose of redeeming Units tendered for redemption and the payment of expenses.

To the extent practicable, the Supervisor may (but is not obligated to) designate Securities to be sold by the Trustee in order to maintain the proportionate relationship among the number of shares of individual issues of Equity Securities in the Trust. To the extent this is not practicable, the composition and diversity of the Equity Securities in the Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of units of unit investment trusts which it sponsors in selecting broker/dealers to execute the Trust's portfolio transactions.

Amendment or Termination. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders representing 51% of the Units of the Trust then outstanding, provided that no such amendment or waiver will reduce the interest in the Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

An investment in Units of the Trust will terminate on the first Special Redemption Date unless a Unitholder elects in writing to remain invested in the Trust through the Mandatory Termination Date. On the first Rollover Notification Date the Trustee will provide written notice and a form of election to Unitholders of the Trust giving Unitholders the option to (i) have their Units redeemed and reinvest the proceeds into a subsequent Series of the Trust (i.e., become Rollover Unitholders) or (ii) continue to hold the Units through the Mandatory Termination Date. Unitholders who do not affirmatively elect on the first Rollover Notification Date to become Rollover Unitholders, to receive an in-kind distribution or to continue to hold Units through the Mandatory Termination Date will have their Units redeemed on the first Special Redemption Date and will receive a cash distribution equal to the Redemption Price per Unit on such date. To be effective, any such election must be received by the Trustee no later than five business days prior to the first Special Redemption Date. Unitholders who elect to remain invested in the Trust through the Mandatory Termination Date will not receive new Units and will not receive an interest in a new investment. Such Unitholder will continue to hold the same Units and remain invested in the same Trust until the Mandatory Termination Date or until such time as the Unitholder redeems the Units.

The Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units then outstanding or by the Trustee when the value of the Equity Securities owned by such Trust, as shown by any evaluation, is less than that amount set forth under Minimum Termination Value in "Summary of Essential Financial Information." The Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Sponsor so that the net worth of the Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential Financial Information" .

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sales of the Equity Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders. Unitholders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts.

The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent Series of the Trust pursuant to the Rollover Option (see "Rights of Unitholders--Special Redemption and Rollover in New Trust"
). There is, however, no assurance that units of any new Series of the Trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

Within 60 days of the final distribution, Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distributions thereof to Unitholders in the same manner.

Limitations on Liabilities. The Sponsor, the Evaluator, the Supervisor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder.

The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor, Supervisor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. VK/AC Holding, Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD" ).

MSDWD is a global financial services firm with a market capitalization of more than $21 billion which was created by the merger of Morgan Stanley Group Inc. with and into Dean Witter, Discover & Co. on May 31, 1997. MSDWD, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services. As of June 2, 1997, MSDWD, together with its affiliated investment advisory companies, had approximately $270 billion of assets under management, supervision or fiduciary advice.

Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco and Seattle. As of November 30, 1996 the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $129,451,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of March 31, 1997, the Sponsor and its Van Kampen American Capital affiliates managed or supervised approximately $58.45 billion of investment products, of which over $10.85 billion is invested in municipal securities. The Sponsor and its Van Kampen American Capital affiliates managed $47 billion of assets, consisting of $29.23 billion for 59 open-end mutual funds (of which 46 are distributed by Van Kampen American Capital Distributors, Inc.) $13.4 billion for 37 closed-end funds and $4.97 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolio.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the number of Units held by, every Unitholder of the Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided" ). The
Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

OTHER MATTERS

--------------------------------------------------------------------------
Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel for the Trustee.

Independent Certified Public Accountants. The statement of condition and the related securities portfolio at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Equity Opportunity Trust, Series 75:

We have audited the accompanying statement of condition and the related portfolio of Van Kampen American Capital Equity Opportunity Trust, Series 75 as of xxxx, 1997. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.

We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Equity Opportunity Trust, Series 75 as of xxxx, 1997, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP
Chicago, Illinois
xxxx, 1997

VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 75
STATEMENTS OF CONDITION
As of xxxx, 1997

INVESTMENT IN SECURITIES

Contracts to purchase Securities <F1>...........$
Organizational costs <F2>.......................
                                                --
 Total..........................................$
                                                ==
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--...................................
 Accrued organizational costs <F2>..............$
 Deferred sales charge liability <F3>...........
Interest of Unitholders-- ......................
 Cost to investors <F4>.........................
 Less: Gross underwriting commission <F4><F5>...
                                                --
 Net interest to Unitholders <F4>...............
                                                --
 Total..........................................$
                                                ==

==========

<F1>The aggregate value of the Securities listed under "Portfolio" herein and their cost to the Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under " Public Offering--Offering Price" . The contracts to purchase Securities are collateralized by a letter of credit of $xxx which has been deposited with the Trustee.

<F2>The Trust will bear all or a portion of its organizational costs, which will be deferred and amortized over one year. Organizational costs have been estimated based on a projected Trust size of $xxx. To the extent the Trust is larger or smaller, the estimate will vary. Securities will be sold to pay organizational costs.

<F3>Represents the amount of mandatory distributions from the Trust on the bases set forth under "Public Offering."

<F4>The aggregate public offering price and the aggregate first year sales charge are computed on the bases set forth under "Public Offering--General" and "Public Offering--Sponsor and Other Compensation" and assume all single transactions involve less than 5,000 Units. For single transactions involving 5,000 or more Units, the sales charge is reduced (see "Public Offering--General" ) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F5>Assumes only the first year sales charge.


GLOBAL STRATEGIC TRUST-EAFE PORTFOLIO, OCTOBER 1997 SERIES PORTFOLIO
(VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 75)
as of the Initial Date of Deposit:    xxx, 1997

                                                     Estimated
                                      Market Value   Annual           Cost of
Number of                             per Share      Dividends per    Securities to
Shares        Name of Issuer <F1>     <F2>           Share <F2>       Trust <F2>
------------- ---------------------- -------------   -------------    --------------
                                      $               $                $
                                                                       $
=============                                                          =============


NOTES TO PORTFOLIO

--------------------------------------------------------------------------

<F1>All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into on xxx, 1997 and have expected settlement dates ranging from xxx, 1997. (see "The Trust" ).

<F2>The market value of each of the Securities is based on the closing sale price of each listed Security on the applicable exchange, or on the ask price if not so listed, on the day prior to the Initial Date of Deposit (converted into U.S. dollars at the offer side of the exchange rate for the relevant currency at the Evaluation Time). Estimated annual dividends are based on annualizing the most recently declared dividends, or adding together the most recent interim and final dividends declared, taking into consideration any applicable foreign withholding tax (converted into U.S. dollars at the offer side of the exchange rate for the relevant currency at the Evaluation Time). The aggregate value of the Securities on the day prior to the Initial Date of Deposit based on the closing sale price of each listed Security on the applicable exchange, or on the bid price if not so listed, converted into U.S. dollars at the bid side of the exchange rate for the related currency at the Evaluation Time
(which is the basis on which the Redemption Price per Unit will be determined) was $xxx. Other information regarding the Securities in the Trust, as of the Initial Date of Deposit converted into U.S. dollars at the offer side of the applicable currency exchange rate at the Evaluation Time), is as follows:


                                            Aggregate
                      Profit (Loss) To      Estimated
  Cost To Sponsor     Sponsor               Annual Dividends
 ------------------- --------------------- --------------------
  $                   $                     $


An affiliate of the Sponsor may have participated as issuer, sole underwriter, managing underwriter or member of an underwriting syndicate in a public offering of one or more of the stocks in the Trust. An affiliate of the Sponsor may serve as a specialist in the stocks in the Trust on one or more stock exchanges and may have a long or short position in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed on the floor of an exchange where such stocks are listed. An officer, director or employee of the Sponsor or an affiliate may be an officer or director of one or more of the issuers of the stocks in the Trust. An affiliate of the Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any stocks or options relating thereto. The Sponsor, its affiliates, directors, elected officers and employee benefit programs may have either a long or short position in any stock or option of the issuers.

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

TABLE OF CONTENTS

Title                                                   Page
Summary of Essential Financial Information...........      4
The Trust............................................      7
Objectives and Securities Selection..................      8
Trust Portfolio......................................     12
Risk Factors.........................................     18
Federal Taxation.....................................     21
Trust Operating Expenses.............................     25
Public Offering......................................     26
Rights of Unitholders................................     32
Trust Administration.................................     38
Other Matters........................................     42
Report of Independent Certified Public Accountants...     42
Statement of Condition ..............................     43
Portfolio............................................     44
Notes to Portfolio...................................     45

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

When Units of the Trust are no longer available, or for investors who will reinvest into subsequent series of the Trust, this Prospectus may be used as a preliminary prospectus for a future series; in which case investors should note the following:

Information contained herein is subject to completion or amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS
xxx, 1997

Van Kampen American Capital Equity Opportunity Trust, Series 75
Global Strategic Trust-EAFE Portfolio, October 1997 Series


       A Wealth of Knowledge A Knowledge of Wealth

VAN KAMPEN AMERICAN CAPITAL
One Parkview Plaza
Oakbrook Terrace, Illinois 60181

2800 Post Oak Boulevard
Houston, Texas 77056

Please retain this Prospectus for future reference.

                   Contents Of Registration Statement

This Registration Statement comprises the following papers and documents:

      The facing sheet
      The Cross-Reference Sheet
      The Prospectus
      The signatures
      The consents of independent public accountants and legal counsel

The following exhibits:

1.1   Proposed form of Trust Agreement (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1 Consent of Interactive Data Corporation (to be supplied by amendment).

4.2   Consent of Grant Thornton LLP (to be supplied by amendment).

EX-27 Financial Data Schedule (to be supplied by amendment).

                               Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 75 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 17th day of September, 1997.

                                    Van Kampen American Capital Equity
                                        Opportunity Trust, Series 75
                                                            (Registrant)

                                    By  Van Kampen American Capital
                                        Distributors, Inc.
                                                             (Depositor)

                                        Gina M. Costello
                                        Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on September 17, 1997 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.

  Signature              Title

Don G. Powell         Chairman and Chief Executive )
                      Officer                      )

William R. Molinari   President and Chief Operating)
                      Officer

Ronald A. Nyberg      Executive Vice President and )
                      General Counsel

William R. Rybak      Executive Vice President and )
                      Chief Financial Officer      )

                                                   Gina M. Costello
                                                   (Attorney-in-fact*)


     *An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (File No. 333-33087) and the same are hereby incorporated herein by this reference.